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Ricardo Perpetuo
Chief Financial Officer and
Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: (55 61) 429-5673







                      TELE NORTE CELULAR PARTICIPACOES S.A.



Brasilia, January 20th, 2005 - Tele Norte Celular Participacoes S.A. (BOVESPA:
TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN (1 ADR=50,000 preferred shares), has informed that in response to a request from the New York Stock Exchange (NYSE) regarding the unusual market activity today in the Company's ADRs traded on the NYSE, the Company has identified that an individual investor has sold an important position in the Company's preferred shares in the Brazilian local market.








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This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


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